

March 31, 2014

Via E-Mail
Mr. Roderick Day
Chief Financial Officer
Iron Mountain, Inc.
One Federal Street
Boston, MA 02110

> **Re: Iron Mountain, Inc.**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed February 28, 2014**
> **File No. 1-13045**

Dear Mr. Day:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Note 2. Summary of Significant Accounting Policies
(g) Goodwill and Other Intangible Assets, page 82

1. We note from the disclosure in footnote (1) to the table reflecting changes in your goodwill balance during the various periods presented in your financial statements that fair value and other adjustments made to goodwill in the amount of $8,522 during 2013 include $8,446 in net adjustments to property, plant and equipment, net customer relationships and deferred taxes as well as $76 of cash paid related to acquisitions made in previous years. Please tell us and revise the notes to your financial statements to explain in further detail the nature and timing of the changes in facts and circumstances, or new information received, that resulted in these fair value adjustments to goodwill during 2013. Your response should also indicate the date that these prior year acquisitions occurred and should explain why these adjustments to the fair values of the net assets acquired did not occur until 2013.

Note 5. Selected Consolidated Financial Statements of Parent, Guarantors, Canada Company and Non-Guarantors, page 106

2. We note from the disclosure in the last paragraph on page 107 that in July 2013, certain of Canada Company's operating subsidiaries (the "Amalgamated Entities"), were amalgamated into Canada Company and as part of your proposed conversion to a real estate investment trust, Canada Company contributed certain assets and liabilities into two newly-formed wholly owned entities (the "Canadian Subsidiaries"). We also note that the assets, liabilities, equity, results of operations and cash flows of the Amalgamated Entities, previously presented within the Non-Guarantors column, are now presented within the Canada Company column. We further note that the assets, liabilities, equity, results of operations and cash flows of the Canadian Subsidiaries, previously presented within the Canada Company column, are now presented within the Non-Guarantors column. Please tell us and revise the notes to your financial statements to explain how the July 2013 transactions and the related revisions made to the condensed consolidating information for the parent guarantors, Canada company and the non-guarantors, impacted the amounts presented for Canada Company and non-Guarantors in 2011 and 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346, or in her absence, the undersigned at (202) 551-3750 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief